
July 29, 2025

Marty Rendall
Chief Financial Officer
Electra Battery Materials Corp
133 Richmond Street West, Suite 602
Toronto, ON M5H 2L3

     **Re:  Electra Battery Materials Corp**
         **Form 20-F for the Fiscal Year ended December 31, 2024**
         **Filed April 24, 2025**
         **File No. 001-41356**

Dear Marty Rendall:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation